SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 10, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA –  June 10, 2026 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS),informs that it has acquired “Los Gallegos” shopping mall, located at Rivadavia 3050, in the city of Mar del Plata, Buenos Aires Province. The transaction was carried out through the acquisition of 100% of the entities owning the asset.

“Los Gallegos” shopping mall has approximately 10,500 sqm of gross leasable area (GLA), comprising 49 retail stores, 14 stands, 2 movie theaters and a department store. In addition, it includes 115 parking spaces.

The purchase price amounted to USD 13.5 million, of which USD 12.5 million was paid at closing, with the remaining USD 1 million retained as a collateral.

Mar del Plata, the leading seaside city on Argentina’s Atlantic coast, located 400 km south of the City of Buenos Aires, is one of the country’s main commercial hubs outside the capital. With a population of nearly 800,000 inhabitants and a significant flow of tourists, the city offers strong potential for the development and expansion of commercial activity.

Following this acquisition, the Company’s shopping malls portfolio comprises 18 assets, 16 currently operated by IRSA, totaling more than 400,000 sqm of GLA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

June 10, 2026

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